Mail Stop 6010
Via Facsimile and U.S. Mail

January 26, 2007

Mr. Andrew Baker
Chairman and Chief Executive Officer
Life Sciences Research Inc.
PO Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

> **Re: Life Sciences Research Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed on March 16, 2006**
> **File No. 001-32615**

Dear Mr. Baker:

     We have reviewed your November 6, 2006 response to our October 23, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed on March 16, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

1. We have reviewed your response to prior comment two. Please confirm to us, in writing, that you will discontinue the use of EBITDA as a performance measure in future filings.

Notes to Consolidated Financial Statements
Note 11. Shareholders' Equity
Warrants

2. Please refer to prior comment four. Your response does not provide a sufficient explanation of the performance conditions for vesting of 625,000 warrants

awarded to a third party advisory firm for assistance in obtaining a NYSE listing, which you describe only as dependant "upon successful completion of specific goals outlined in the engagement letter." Please describe to us each of these "specific goals," when you expect the third party advisory firm to meet such goals and your criteria for determining that this award had not yet been earned by the third party advisory firm. Clearly indicate the basis for your conclusion that recognition of this expense as the service are provided by the third party advisory firm was inappropriate.

Form 10-Q for quarterly period ended June 30, 2006

Notes to the Condensed Consolidated Financial Statements

6. Cumulative Effect of Accounting Change

3. We have read your response to prior comment six.

    • Please provide us references to the authoritative literature that allows you to account for the deconsolidation of Alconbury by reversing the "June 14, 2005 through June 29, 2006 activity of Alconbury" and including this adjustment in the line item "cumulative effect of accounting change" in your condensed consolidated statement of income for the six months ended June 30, 2006.

    • Please provide a complete description in disclosure-type format of the balance sheet impact of the deconsolidation and related sale leaseback transactions.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant